Advanced Technology Laboratories
                                            PRESS RELEASE
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[ATL LOGO]


                                       For Immediate Release
                       Contact:  Pamela Dull, (206) 487-7427



          ATL NET INCOME TRIPLES IN SECOND QUARTER
              BEFORE NON-RECURRING LEGAL CHARGE


BOTHELL, Washington, July 23, 1996--ATL (Advanced Technology
Laboratories, Inc.) (Nasdaq:ATLI) reported today financial results for the second quarter ended June 28, 1996 and the first half of 1996.

Worldwide revenues grew 8.0% in the second quarter of 1996 to $98.6 million compared with $91.3 million in the same quarter of 1995. Gross margin rose to 48.4% compared with 46.6% in the second quarter of 1995. Expenses for selling, general and administrative and research and development increased 4.6% compared to the same quarter in 1995.

Net income in the second quarter of 1996 was $3.5 million or $0.23 per share, excluding the non-recurring charge for damages accrued by the Company for a patent lawsuit as announced May 20, 1996. Including this charge, ATL reported a net loss of $19.2 million or $1.37 per share. In the second quarter of 1995, net income was $l.2 million or $0.09 per share, excluding a non-recurring charge of $335,000 or $0.03 per share for the consolidation of ATL's Interspec operations, completed by the end of 1995. Including the consolidation charge, ATL reported net income of $836,000 or $0.06 per share in the second quarter of 1995.

"We continue to make progress on the Company's strategic initiatives," said Dennis C. Fill, ATL Chairman and CEO.
"Our growth is led by the worldwide success of our HDI(R) 3000 and its proven ability to offer new levels of clinical performance while reducing health care costs. We are honored by the recent selection of the HDI 3000 as the ultrasound system for the NASA space station, which we believe is a further indication of the strength of our technology."

Fill also commented that ATL's agreement with Kodak had made notable progress. Kodak and ATL are marketing a jointly developed image management system for hospital and clinical ultrasound departments. The integration of the Kodak
Digital Science(TM) medical imaging system and ATL's Access(TM) System for ultrasound image management enables ultrasound departments to improve productivity, reduce examination time and enhance consultation within and between hospitals. The
ATL and Kodak image management system is installed at the Olympic Village Polyclinic to electronically transmit ultrasound images to hospitals consulting with the Olympic physicians to facilitate rapid diagnosis and treatment of injured athletes.

For the first half of 1996, ATL's worldwide revenues grew to $193.4 million, rising 4.2% over the same period in 1995. Gross margin was 48.0% compared with 46.3% in the first half of 1995 due to improved product mix and cost reduction programs. Net income was $6.4 million or $0.43 per share compared with $2.1 million or $0.16 per share in the first half of 1995, excluding non-recurring items in both periods. Including the charge for the previously mentioned lawsuit, ATL reported a net loss of $16.2 million or $1.17 per share in the first half of 1996. In the first half of 1995, ATL reported net income of $562,000 or $0.04 per share which included non-recurring items that netted to a $1.5 million charge or $0.12 per share for consolidation of the Company's Interspec operations and an operating expense benefit from a favorable Washington State sales tax audit.

ATL issued a press release on May 20, 1996 announcing that the Company would vigorously appeal the amount of damages awarded by the U.S. District Court for Northern California to SRI International in a patent infringement lawsuit. ATL accrued a charge of $29.6 million in the second quarter for this litigation. This decision will not impact the operations of ATL as it involves a patent that has expired on an electrical circuit allegedly used in three ATL products, sold primarily in the 1980s and since discontinued. The circuit in dispute has never been used in any of ATL's current product lines. As of the end of the second quarter of 1996, ATL had $56.6 million in cash and short-term investments. Shareholders' equity at the end of the same period was $201.8 million, which incorporates the non-recurring accrual for the patent lawsuit.

ATL, with headquarters in Bothell, Washington, is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. The Company reported revenues of approximately
$400 million in 1995. Press releases and other corporate information are available on ATL's web site at http://www.atl.com.

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